UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oomi, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 2, 2016

Physical address of issuer
838 Commonwealth Ave, Venice, CA 90291

Website of issuer
www.getunomi.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No
Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$428,000.00

Deadline to reach the target offering amount
June 21, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$1,124.00	$5,678.00
Cash & Cash Equivalents	$1,124.00	$5,678.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$155,622.00	$163,073.00
Long-term Debt	$100,000.00	$0.00
Revenues/Sales	$2,551.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$138,863.00	-$48,234.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 12, 2021

FORM C/A

Up to $428,000

Oomi, Inc.

Explanatory Note

Oomi, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on October 16, 2020. This amendment is filed to extend the Offering Deadline from March 22, 2021 to June 21, 2021.

The Company previously filed an amendment on December 18, 2020 to update the Company's financials through September 2020 and to include a Webinar Transcript.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Oomi, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $428,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and

absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$428,000.00	$21,400.00	$406,600.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://getunomi.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 12, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://getunomi.com. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Oomi, Inc. (the "Company") is a Delaware corporation, formed on September 2, 2016. The Company is currently also conducting business under the name of UNOMi.

The Company is located at 838 Commonwealth Ave, Venice, California 90291.

The Company's website is www.getunomi.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

UNOMi is a software service for animators, video game developers, and other content creators that is designed to facilitate easier and faster production of animated content. The Company sells its suite of software products and features as a subscription, with customers able to purchase the product on a monthly or annual basis.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$428,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$428,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 21, 2021
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 37 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our

management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized in 2016 and began developing our product in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging technological trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue, earnings or stock price and weakening our competitive position.

We offer our products on a variety of hardware platforms. Consumers continue to migrate from personal computers to tablet and mobile devices. If we cannot continue adapting our products to tablet and mobile devices, or if our competitors can adapt their products more quickly than us, our business could be harmed. Releases of new devices or operating systems may make it more difficult for our products to perform or may require significant costs in order for us to adapt our solutions to such devices or operating systems. These potential costs and delays could harm our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on its CEO, Obi Onyejekwe, and Arama Brown, the Lead Software Engineer of the Company. The Company has or intends to enter into an employment agreement with Arama Brown although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Obi Onyejekwe or Arama Brown or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Introduction of new technology could harm our business and results of operations.
The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer and our business could be harmed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently

develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Obi Onyejekwe and Arama Brown in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Obi Onyejekwe or Arama Brown dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must comply with various laws and regulations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit,

whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The market is competitive and our success is reliant upon our ability to keep up with rapid technological advances.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from

combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If our customers fail to renew subscriptions in accordance with our expectations, our future revenue and operating results could suffer.

Our products involve subscription-based offerings pursuant to product and service agreements. Revenue from our subscription customers is generally recognized ratably over the term of their agreements, which are typically monthly or annually. Our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period, and customers may not renew their subscriptions at the same or higher level of service, for the same number of seats or for the same duration of time, if at all. Moreover, under certain circumstances, some of our customers have the right to cancel their agreements prior to the expiration of the terms. Our varied customer base combined with the flexibility we offer in the length of our subscription-based agreements complicates our ability to precisely forecast renewal rates. Therefore, we cannot provide assurance that we will be able to accurately predict future customer renewal rates.

Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our services, our ability to continue enhancing features and functionality, the reliability (including uptime) of our subscription offerings, the prices of offerings and those offered by our competitors, the actual or perceived information security of our systems and services, decreases in the size of our customer base, reductions in our customers' spending levels or declines in customer activity as a result of economic downturns or uncertainty in financial markets, including as a result of the COVID-19 pandemic. If our customers do not renew their subscriptions or if they renew on terms less favorable to us, our revenue may decline.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, “cyber attacks” and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities

registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 94.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could

be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

UNOMi is a software service for animators, content creators, and video game developers. We have a suite of software products that we sell as a subscription. Our software is designed to enable users to produce animated content more efficiently.

Business Plan

UNOMi is a software product for animators, content creators, and video game developers. UNOMi leverages advanced, patent-pending voice recognition and motion capture technology to automate many aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple two-dimensional and three-dimensional animated characters. UNOMi's motion capture software is engineered to give content creators the ability to easily track human movement within their home or studio, eliminating the need to rent expensive motion capture studio space and equipment. By leveraging our technology, large-scale animation studios may be able to reduce production costs and times, allowing them to create more content in a shorter amount of time. UNOMi plans to use the proceeds of this Offering to expand on its suite of products and create features that enable customers to easily create content.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Software	UNOMi's 2D and 3D lip-syncing tool allows users to automatically sync mouth poses for 2D and 3D characters.	Animation studios and independent content creators.

We intend to use the proceeds of this raise to develop additional tools for our product. One such anticipated development would allow users to track human movement from a pre-recorded video.

Another feature will allow users to build 3D avatars of themselves. Our product is available for purchase on our website, where users can purchase a monthly or annual subscription.

Competition
The Company's primary competitors are Adobe, RADiCAL, Reallusion, and Unity.

Customer Base
The Company's customers are primarily content creators, video game developers, production studios, and education institutions.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16917600004	METHODS AND SYSTEMS FOR GENERATING MOUTH ANIMATIONS	Method for automating the lip-syncing for animated characters.	August 13, 2018	N/A	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5361328	Software	Logo	February 7, 2017	December 19, 2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 838 Commonwealth Ave., Venice, California 90291.

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$21,400
Marketing	51.00%	$12,750	63.40%	$271,352
Research and Development	20.00%	$5,000	8.00%	$34,240
Legal	24.00%	$6,000	23.60%	$101,008
Total	**100.00%**	**$25,000**	**100.00%**	**$428,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Onyejekwe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, September 2016 to Present

- Oversees general business operations of the company
- Directs business and product strategy
- Hires staff
- Leads fundraising efforts

Educational Background

Georgia State University, Bachelor of Arts, Graphic Design

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Obi Onyejekwe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, September 2016 to Present

- Oversees general business operations of the company
- Directs business and product strategy
- Hires staff
- Leads fundraising efforts

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Chief Executive Officer, September 2016 to Present

- Oversees general business operations of the company
- Directs business and product strategy
- Hires staff
- Leads fundraising efforts

Educational Background
Georgia State University, Bachelor of Arts, Graphic Design

Name
Arama Brown

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Lead Software Engineer, April 2019 to Present

- Leading developing efforts on lip-syncing application and other company software products

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2014 – Present: Full-stack Developer and Consultant

- Perform software development tasks for a variety of technology companies

September 2016 – January 2018: Solutions Architect, OpenX

- Managed the on-boarding and launch cycles of various client integrations

Educational Background
University of Illinois at Chicago, Bachelor of Science, Finance

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California. The employees do not currently have employment agreements with the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	5,182,831
Voting Rights	Common stock is entitled to one vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Type of security	Crowd Notes
Amount Issued	$106,980
Valuation Cap	$5,000,000 or $4,000,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other information	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap ($4 million or $5 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$100,000
Valuation Cap	$2,000,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other information	If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into a number of shares of Standard Preferred Stock equal to one percent (1%) or three percent (3%), as the case may be, of the Company's Capitalization.

Type of security	Warrants
Amount outstanding	To purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis
Reason for Issuance; Basis of Issuance	These warrants were issued on July 2, 2019 to an affiliate of an accelerator program as partial compensation for services rendered to the Company; The warrants were issued in reliance on an exemption from Section 4(a)(2) of the Securities Act of 1933
Term; Exercise Price	Five years; subject to the current fair market value of the Common Stock
Voting Rights	No
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.5%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	106,980	$106,980.00	Software development	January 2020	Reg CF
SAFE (Simple Agreement for Future Equity)	N/A	$100,000.00	Software development	April 2019	Section 4(a)(2)
Warrant to Purchase Common Stock	Sufficient rights to purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis at a future date	N/A	Services rendered to Company in conjunction with participation in accelerator program	July 2, 2019	Section 4(a)(2)

The Company has the following debt outstanding:

Type of debt	Revolving Line of Credit
Name of creditor	Obi Onyejekwe
Amount outstanding	$49.00 balance as of August 31, 2020
Interest rate & payment schedule	0% Outstanding principal balance due at maturity in one payment or multiple monthly payments not exceeding 48 months
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	Please see “Related Party Transactions” below for more information

Ownership

As of the date hereof, a majority of the Company is owned by a few people/entities: Obi Onyejekwe, Arama Brown, Llama d’Attorre, Stubbs, and Vicomtech.

Below the beneficial owners of 20% percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Obi Onyejekwe	70.4%

The Company currently has reserved 8.8% of outstanding common stock of the Company for future employees. The allocation of these securities will be determined upon the hiring of new employees. The Company has not issued shares from this stock plan.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are currently focusing on developing our software products and gaining traction amongst early adopters rather than generating revenue. We are not certain when or if we will generate profits in the future, and intend to devote our resources to marketing and sales in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: our go to market strategy, hiring out a sales team, developing relationships among influential members of the animation community, and product development.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 428,000 in principal amount of Crowd Notes for up to $428,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 21, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $428,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap ($4 million or $5 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive an amount equal to two times (2X) the price you paid for your Crowd Note and accrued interest thereupon (i.e., 2x your principal amount and unpaid accrued interest). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal (as defined in the Crowd Note).

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the

Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Obi Onyejekwe
Relationship to the Company	Founder, CEO, majority shareholder
Total amount of money involved	Open-ended revolving line of credit in principal amount of $200,000
Benefits or compensation received by related person	None beyond those received by the Company.
Benefits or compensation received by Company	Funds for operating capital
Description of the transaction	Revolving line of credit extended by Obi Onyejekwe to the Company.
Additional Material Information	$49.00 balance as of August 31, 2020

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

3/12/2021
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

OOMI, INC.

FINANCIAL STATEMENTS
(unaudited)

DECEMBER 31, 2019 AND 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

OOMI, INC.
Index to Financial Statements
(Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Shareholders
Oomi, Inc.
Venice, CA

Report on the Financial Statements
We have reviewed the accompanying financial statements of Oomi, Inc. (the "Company") (a Delaware corporation), which comprise the balance sheets as December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has experienced operational losses since Inception and requires additional capital to operate. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

Newport Beach, California
July 8, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

OOMI, INC.
BALANCE SHEETS
(Unaudited)

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash	$ 1,124	$ 5,678
Total current assets	1,124	5,678
Total assets	$ 1,124	$ 5,678
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ -	$ 5,000
Related party advances	135,622	122,323
Convertible debt	20,000	35,750
Total current liabilities	155,622	163,073
Simple agreements for future equity	100,000	-
Total liabilities	255,622	163,073
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 4,063,281 and 4,000,000 issued and outstanding at December 31, 2019 and 2018, respectively	46	40
Additional paid-in capital	66,714	24,960
Accumulated deficit	(321,258)	(182,395)
Total stockholders' deficit	(254,498)	(157,395)
Total liabilities and stockholders' deficit	$ 1,124	$ 5,678

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31,	
	2019	**2018**
Revenues	$ 2,551	$ -
Operating Expenses:		
General and administrative	15,223	1,869
Research and development	125,181	44,365
Total operating expenses	140,404	46,234
Operating loss	(137,853)	(46,234)
Other expense:		
Interest expense, net	1,010	2,000
Total other expense	1,010	2,000
Net loss	$ (138,863)	$ (48,234)

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
December 31, 2017	4,000,000	$ 40	$ 24,960	$ (134,161)	$ (109,161)
Net loss	-	-	-	(48,234)	(48,234)
December 31, 2018	4,000,000	40	24,960	(182,395)	(157,395)
Shares issued for conversion of convertible debt	63,281	6	41,754	-	41,760
Net loss	-	-	-	(138,863)	(138,863)
December 31, 2019	4,063,281	$ 46	$ 66,714	$ (321,258)	$ (254,498)

See accompanying notes to the financial statements and independent accountants' review report.

OOMI, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31, 2019		2018	
Cash flows from operating activities:				
Net loss	$	(138,863)	$	(48,234)
Changes in operating assets and liabilities:				
Accounts payable and accrued liabilities		21,010		2,000
Net cash used in operating activities		(117,853)		(46,234)
Cash flows from financing activities:				
Proceeds - related party advances		13,299		49,744
Proceeds from simple agreements for future equity		100,000		-
Net cash provided by financing activities		113,299		49,744
Increase (decrease) in cash and cash equivalents		(4,554)		3,510
Cash and cash equivalents, beginning of year		5,678		2,168
Cash and cash equivalents, end of year	$	1,124	$	5,678
Non cash investing and financing activities:				
Convertible note payable issued for payables	$	20,000	$	-
Stock issued for conversion of debt and accrued interest	$	41,760	$	-

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Oomi, Inc. is a Delaware corporation formed on September 2, 2016 ("Inception"). The financial statements of Oomi, Inc. (which may be referred to as "Oomi", "the Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Venice, California.

Oomi has developed a premium tool that easily syncs 2D and 3D mouth poses to voice over recordings for animation.

Management Plans
The Company has limited revenue producing activity and has sustained losses since Inception. The Company relies on shareholder and third party financing to support operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through additional related party advances and a proposed Regulation Crowdfunding financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFE is considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2019, the fair value of this instrument is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFE, the fact that market circumstances have not changed materially since the instrument was originated, and that the SAFE was sold to unrelated parties. Accordingly, there has been no change in valuation during the periods presented.

Risks and Uncertainties
The Company has a limited operating history and has generated limited revenues from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: advancement in competing technology, adoption of industry, support required to update technology, and trends in the animation industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing software, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. No software costs have been capitalized to date.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Simple Agreements for Future Equity ("SAFE" or "SAFEs")
The Company has accounted for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling monthly or annual subscriptions to users. The Company defers any portion of the revenue that is not yet earned based on the service period of the contract.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of services to research or advance our technology and software development costs that are not capitalizable. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $125,181 and $44,365 for the years ended December 31, 2019 and December 31, 2018, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2019 and 2018 was approximately $78,000 and $52,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2019 and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2019 and 2018, the Company recorded an increase to valuation allowance for approximately $25,000 and $13,000, respectively.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $242,000. Net operating loss carryforwards prior to 2018 expire in 20 years while carryforwards after such time do not expire.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – CONVERTIBLE DEBT AND OTHER LIABILITIES

Convertible Debts
During 2019 the Company entered into a convertible note payable (the "Note") agreement with a vendor for an amount up to $150,000. The Note calls for services to be provided by the vendor which will cause payables to be due, and in exchange for their services and related payable, they would be credited portions of the Note based on milestones achieved. During 2019, the vendor achieved two milestones for a total of $20,000. The remaining $130,000 of the Note is dependent on additional milestones was not achieved as of December 31, 2019. The Notes bear interest at 5.5% per annum, and matures in October 2021. Interest on this note as of December 31, 2019 was negligible.

The Note contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells its equity securities for aggregate proceeds of at least $1,500,000. In such instance the notes and accrued interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) a price equal to the quotient of $5,000,000 plus the amount of financed in convertible notes as defined by the agreement, divided by the aggregate number of the Company's common stock as of the conversion date on a fully diluted basis.

If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price equal to the quotient of $5,000,000, divided by the aggregate number of the Company's common stock as of the maturity date on a fully diluted basis as defined by the agreement.

In 2016, the Company entered into a $35,750 convertible note payable (the "2016 Note") for similar services as described above. The 2016 Note bore interest at 5.5% per annum and matured in April 2018. In 2019, the 2016 Note, and approximately $6,000 of accrued interest thereon was converted into 63,281 shares of common stock in accordance with the terms of the 2016 Note.

Related Party Advances
From time-to-time, since Inception, the Company's founder has advanced funds for working capital. These advances are due on demand and non-interest bearing.

Simple Agreements for Future Equity
In 2019, the Company entered into SAFEs totaling $100,000 in SAFE agreements. The proceeds of which were used to commence the Company's operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round of over $2,000,000. Each $20,000 in SAFE will convert into a number of shares of preferred stock equal to 1% of the Company capitalization as defined by the SAFEs.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will receive the greater of 1) two times the purchase price of the SAFE or 2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management has determined that the carrying value is considered the fair value as there are no indications that the value has changed.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock, $0.00001 par value.

Restricted Shares Issued for Services
In 2019, the Company issued 185,000 shares of restricted common stock to an individual for software development related services. The restricted shares vest over 36 months, with 30,834 vesting on the six-month anniversary, and the remaining monthly over the remaining 30 months. The Company determined the compensation expense related to this issuance to be $1,850 based on a fair value of each common share of $0.01, which was determined by management based on relevant market factors. The expense attributable to 2019 was negligible and the full value of the award will be recognized between 2020 - 2022. These shares are forfeitable and accordingly, not considered outstanding until vested.

Shares Issued for Convertible Debt
See Note 4 for description of 63,281 shares issued for the conversion of convertible debt.

Stock Awards
In 2019, our Board of Directors adopted the Oomi Inc., 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 600,000 shares of our common stock may be issued pursuant to awards granted under the 2019 Plan. The 2019 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

Warrants
In 2018, the Company granted the Company's legal counsel a forward option to purchase 2.5% of the capital stock on a fully diluted basis upon a qualified financing or after 2 years. The exercise price is $100 divided by the fully diluted share count as of the date of the warrants are exercised. As the number of warrants and strike price are not known at the time of grant, such warrants are not yet considered outstanding.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through July 8, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.

EXHIBIT B

Company Summary

MicroVentures

Company: Unomi

Market: Animation Software

Product: Software platform for animators to automate speech integrations

Company Highlights

- Out of 1,800 applicants, UNOMi was one of 25 companies selected to be a member of Backstage Capital's inaugural accelerator class in March 2019[i]
- Patent-pending technology for its method of generating mouth animations
- Founder sold his last company to AOL in June 2016[ii]
- Plans to create an even larger suite of products that implement voiceovers, motion capture, and personal avatar building so users can have even more tools when designing and producing their animated content

EXECUTIVE SNAPSHOT

UNOMi aims to provide creators with an easier and more efficient way to create animated content. The company's software product is designed to automate many of the more difficult tasks in animation production and enable creators of all skill levels to save money and time in design and production. UNOMi was founded by Obi Onyejekwe, a serial entrepreneur and founder of Nito, a face-tracking technology company that was sold to AOL in June 2016.[iii]

The company released its first product – the 2D/3D lip-sync – in September 2019 and has many additional features and products on its roadmap. Following the release of 2D/3D lip sync, UNOMi closed its first crowdfunding raise with MicroVentures after reaching its maximum goal of $107,000 in January 2020 and is returning to raise another round. To date, milestones include:

- Became a member of Backstage Capital's inaugural accelerator class in March 2019[iv]
- Patent-pending technology for its method of generating mouth animations
- Onboarded enterprise client Berdhouse Studios, as well as independent content creators since its product launch in September 2019
- Became a member of Preccelerator Program in Santa Monica, CA in August 2018[v]


(O, OO)
(L)
(M,P)
(B,M,P)
Drop
Drop
Reset
Sync

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks.

$1,000+ — One-year subscriptions* to UNOMi 2D/3D Lip Syncing Software and UNOMi Voiceover
$2,500+ — Two-year subscriptions to UNOMi 2D/3D Lip Syncing Software, UNOMi Voiceover, and UNOMi Motion Capture
$4,000+ — Free Avatar Creator Plug-in and three-year subscriptions to UNOMi 2D/3D Lip Syncing Software, UNOMi Voiceover, and UNOMi Motion Capture
$5,000+ — Free Avatar Creator Plug-in and four-year subscriptions to UNOMi 2D/3D Lip Syncing Software, UNOMi Voiceover, and UNOMi Motion Capture
$10,000+ — Free Avatar Creator Plug-in and lifetime subscriptions to UNOMi 2D/3D Lip Syncing Software, UNOMi Voiceover, and UNOMi Motion Capture

In addition to the above perks, investors that purchase the first 75,000 Crowd Notes, and thereby fund the first $75,000, will receive Crowd Notes with a conversion provision based on a $4 million valuation cap instead of a $5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap (instead of $5 million).

**Subscriptions are for one license.*

COMPANY SUMMARY

Opportunity

Animated content has grown rapidly recently, with the industry expected to reach $270 billion in 2020 due to the rising popularity of streaming services and the pervasiveness of mobile devices that enable consumers to access this type of content easier than ever.[vi] Not only are large studios developing this type of content, but tens of millions of creative individuals are developing content to be shared across major internet platforms such as

Instagram, YouTube, and Twitch, earning these independent creators nearly $6 billion in 2016 from their work.[vii] Unfortunately for creators, the process of creating animated content can be both costly and time-consuming. Studio Pigeon – a video production company – estimates that the average time to produce an animation of around 60-90 seconds is about six weeks,[viii] with the average cost of these 60-second explainer videos totaling nearly $8,000.[ix]

UNOMi is a software company that is creating products to address the most complicated aspects of the animation process. The company's patent-pending software is designed to automate many of the difficult and lengthy processes necessary to create animated content and instead provide users of all skill levels with a simple, intuitive, and efficient way of enhancing their animated content. The Los Angeles-based company has already earned the backing of institutional investors, like Backstage Capital, and has plans to create an even larger suite of products that include voiceovers, motion capture, and personal avatar building so users can have even more tools when designing and producing their animated content.

Product

UNOMi is developing a suite of software products that help content creators more seamlessly develop animated content. The company's first product, which launched in September 2019, is a lip-sync software platform.

UNOMi 2D/3D Lip-Syncing Application

The UNOMi 2D/3D Lip-Sync application enables users to automatically sync animated mouth poses to voice-over recordings. UNOMi's software allows users to simply drag-and-drop voice-over recordings, user-created animated mouth poses for each character, and a text script of what the character is saying into the platform. The software uses all three variables to create an accurate talking animated mouth. For example, if the character was saying a word that began with the letter 'L', UNOMi's software is able to sync the character's mouth movements to match what a human mouth looks like when saying the letter 'L'.


Ee
Oo
Th
Mm
Ah
L

Users can preview and edit their content directly within the UNOMi platform. Once finished, users can render and download the file of their work. This file can be easily added to a composition – which encompasses all of the

properties that are required to create a detailed animated object and content – so the talking mouth poses can be integrated into a larger animated video.



Intellectual Property

UNOMi has filed a non-published patent application for its technology related to the method and systems for generating mouth animations. The system identifies a set of mouth poses corresponding to an animation and synchronizes the voice-over recordings and written scripts to these animations.

Use of Proceeds

If the minimum amount is raised ($25,000), UNOMi intends to allocate 51% of the use of proceeds towards marketing, 24% towards legal fees, 20% towards product development, and 5% towards intermediary fees associated with this raise.

If the maximum amount is raised ($428,000), the company intends to allocate 24% towards marketing, about 8% towards legal fees, 63% towards product development, and the remaining 5% towards intermediary fees.


Minimum ($25k Raised)
5%
20%
51%
24%
Intermediary Fees
Development
Legal
Marketing


Maximum ($428k Raised)
5%
24%
8%
63%
Intermediary Fees
Development
Legal
Marketing

- **Intermediary Fees:** $1,250
- **Intermediary Fees:** $21,400

- **Product Development:** $5,000
- **Legal Fees:** $6,000
- **Marketing:** $12,750

- **Product Development:** $271,352
- **Legal Fees:** $34,240
- **Marketing:** $101,008

The company anticipates allocating funds towards the following functions within each category:

- *Product Development:* UNOMi intends to use the proceeds of this raise for the continued development of their animation software, as well as on the expansion of new product offerings.
- *Legal Fees:* UNOMi plans to allocate a portion of this raise towards legal fees related to the company's plans to expand its intellectual property portfolio.
- *Marketing:* The company plans to use a portion of the proceeds towards marketing costs for digital advertisements on platforms like LinkedIn, Facebook, and more, in the hopes of expanding its customer base.
- *Intermediary Fees:* Fees associated with this raise.

Product Roadmap

UNOMi has multiple product milestones it is aiming to achieve in the next six to nine months.


Q4 2020
Launch UNOMi Voiceover application
Q1 2021
Launch UNOMi Avatar Builder
Add features to UNOMi 2D/3D Lip-Sync
Improve UNOMi Voiceover
Q2 2021
Launch UNOMi Motion Capture
Q3 2021
Add foreign languages to UNOMi 2D/3D Lip-Sync and UNOMi Voiceover

UNOMi Voiceover Application: UNOMi Voiceover is being designed to enable audiobook editors the ability to scan over 10 hours of audio and track and document all errors. Rather than going through numerous hours of an audio clip, users can have this software automatically track all errors within an audio file and document them. This will allow studios to scan through audiobooks more quickly. The company aims to release this product in Q4 2020 and further expand its language processing capabilities to include Mandarin, Portuguese, Spanish, French, Korean, and Japanese.


File
Edit
Composition
View
Select
Help


Head
Body
Clothing
Assesories

UNOMi Avatar Builder: The UNOMi Avatar Builder is built to help users easily create 3D characters from scratch. Users can select body type, clothing, hair, skin color, accessories, and more. Users will then be able to use UNOMi's other product features to animate their 3D avatars. The company hopes to launch this product by Q1 2021.

UNOMi Motion Capture: UNOMi's Motion Capture application allows users to track human movement without a tracking suit or motion capture facility. This software program is being designed to have the capability to track full body movements from a prerecorded video uploaded by users. The company is targeting to launch the Motion Capture product by Q2 2021.



Business Model

UNOMi operates a software-as-a-service (SaaS) business model, where customers purchase services and are charged a monthly subscription fee based on the number of features they require. UNOMi plans to sell its product to television and film studios, independent content creators, and universities. The company currently generates revenue from its 2D/3D Lip-Sync products and intends to generate revenue from its motion-capture, voiceover, and 3D avatar plugin products once they are launched. Pricing is as follows:

2D Lip-Sync	3D Lip-Sync	Motion-Capture	Voiceover	3D Avatar Plugin
A monthly subscription is $34.98 per seat (i.e. per user using the product). An annual subscription is $314.82 per seat ($26.24 per month).	A monthly subscription is $365.80 per seat (i.e. per user using the product). An annual subscription is $3,285 per seat ($273.75 per month).	A monthly subscription is $1,120 per seat (i.e. per user using the product). An annual subscription is $10,080 per seat ($840 per month).	A monthly subscription is $1,035 per seat (i.e. per user using the product). An annual subscription is $9,315 per seat ($776.25 per month).	Customers pay a one-time fee of $350 per seat.

USER TRACTION

UNOMi launched its product in September 2019 and has acquired enterprise customers, as well as independent content creators that use the company's service. The enterprise clients include:

Berdhouse Studios: Berdhouse Studios develops short animated content for a variety of online platforms. The Texas-based organization is currently releasing episodes for *Bitcoin and Friends* and has created content across a range of topics.


BERDHOUSE
STUDIOS

Koaxia1: Koaxia1 develops 2D and 3D videos for a variety of companies and brands. The company uses UNOMi 3D Lip-Sync application for its 3D animations and has been a subscriber for five months.

Accelerators

UNOMi has also participated in two accelerator programs since inception in 2017.

- *Backstage Accelerator:* Venture capital firm Backstage Capital operates an accelerator program for underrepresented founders. The global program first launched in Los Angeles, CA, Detroit, MI, Philadelphia, PA, and London, England. In March 2019, the firm launched its inaugural cohort of 25 companies, which it selected from over 1,800 applicants. UNOMi was a member of this program, where they received funding, mentorship, introductions to potential future investors, as well as guidance on how to build an early-stage startup.[x]


BACK$TAGE
ACCELERATOR

- *Stubbs Alderton and Markiles, Preccelerator Program:* Preccelerator Program is a Santa Monica-based startup accelerator that focuses on providing mentorship, sophisticated legal services, networking opportunities, and co-working space, among other benefits to its startups. UNOMi was announced as a member of the program's tenth class of companies in August 2018.[xi]

HISTORICAL FINANCIALS

UNOMi began rolling out its product in September 2019 and has since generated over $4,000 in revenue through September 2020. The company is implementing a SaaS business model, whereby it intends to earn consistent monthly revenue from its customers and eventually upsell existing customers into additional seats and features.

The company began incurring expenses in July 2017 and spent approximately $59,000 to hire programmers and pay for legal expenses. Spending spiked in December 2017 to over $47,000 due to the company hiring additional software programmers. Throughout 2018, the company spent $35,000 paying programmers, which was a majority of its total expenses for the year of ~$36,000. In 2019, UNOMi's total expenses were just over $120,000, which were from paying artists, programmers, and legal fees. In 2020, UNOMi has sustained about $84,000 in expenses. Compared to the first eight months of 2019, spending has picked up in 2020, as the company has focused on hiring additional programmers to deliver its first product, as well as develop additional features on products on its roadmap.

In both 2018 and 2019, a majority of spending (>90%) went into expenses related to professional fees for software development and the hiring of independent software programmers.


Expenses (July 2017 - September 2020)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
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Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20

Through September 2020, UNOMi has generated a net loss of $78,361. Previously, the company generated net losses of $117,853 in 2019, $36,935 in 2018, and $59,319 in 2017. As of September 2020, the company's YTD gross average monthly burn rate for 2020 was about $8,671 and had over $12,060 in cash assets. The founder is committed to continually investing in the business through the conclusion of the raise.


Net Income (July 2017 - September 2020)
$0
-$10,000
-$20,000
-$30,000
-$40,000
-$50,000
-$60,000
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
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Oct-19
Nov-19
Dec-19
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May-20
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Aug-20
Sep-20

INDUSTRY AND MARKET ANALYSIS

Research and Markets reported that the total value of the global animation industry was $264 billion in 2019. The video game market, one of the largest segments in the industry, was valued at $100 billion in 2019. Demand for animation has expanded with the growing popularity of streaming services, the availability of low-cost internet access, and the penetration of mobile devices enabling consumers to access this type of content easier than ever. In particular, streaming video is the fasting growing segment distribution channel for the animation industry.[xii]

Studio Pigeon estimates that the average time to produce an animated video of around 60-90 seconds is approximately six weeks. However, production time can vary based on the animation style used and the amount of movement in the scene. A simple animated video – that utilizes whiteboard animations – could take less than one week to complete, while a video with more intensive scenes like fighting could take weeks or months.[xiii]

The global 3D animation segment of the animation market was valued at $13.75 billion in 2018 by Grandview Research. The firm estimates that this market will grow at a compound annual growth rate (CAGR) of 11% from 2019 to 2025 due to technological advancements in 3D animation technology, implementation of this type of content across a wide variety of industries, and government incentives that encourage product development in the sector, among other factors. North America is the largest global market in this industry, with the U.S. being the largest region in North America. However, the Asia Pacific market is expected to grow with the highest CAGR from 2019 to 2025. Based on end-use cases, the media and entertainment sector is the largest market in the global 3D animation industry.[xiv]

Another sub-market of the animation industry that UNOMi hopes to target is the video game software market. The company is developing its product such that video game developers are able to more easily develop content, characters, and other animations for their games. IBISWorld estimates that in 2020, the video game software publishing industry will generate $28 billion in revenue, across over 249,000 businesses. The firm estimates that the industry will realize a 8.6% annual growth rate since 2015, largely due to the penetration and popularity of smartphones and video games on mobile devices.[xv]

In addition to the aforementioned industries, UNOMi is building its product to serve content creators that are looking to efficiently make animations, videos, and use other tools. Recreate Coalition found that an estimated 17 million Americans were using Internet platforms – like YouTube, Instagram, Tumblr, Twitch, and others – to create content. These independent creators earned nearly $6.8 billion in 2017 from their creations through advertisements, royalty payments, subscriptions, and brand sponsorships.[xvi]

Highlights from venture financings in entertainment software companies since 2009 include:[xvii]

- Capital investment reached a record of over $8.79 billion invested in 2018, which represented 55% growth year-over-year
- Deal count has decreased every year since reaching a high of 1,305 total deals in 2015
- Capital invested has surpassed $3 billion every year since 2014
- From 2009 to 2019, there has been just over $48.9 billion invested in entertainment software companies across 10,244 deals


Capital Invested and Deal Count in Entertainment Software Companies, 2009 - 2019
$10.00B
$9.00B
$8.00B
$7.00B
$6.00B
$5.00B
$4.00B
$3.00B
$2.00B
$1.00B
$0.00M
1,400
1,200
1,000
800
600
400
200
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
$1.09B
$1.16B
$2.42B
$1.68B
$1.76B
$3.40B
$4.83B
$6.88B
$5.66B
$8.79B
$5.15B
251
355
597
796
1,029
1,214
1,305
1,249
1,213
1,118
1,117
Capital Invested
Deal Count
Source: PitchBook Data, Inc.

COMPETITORS

Adobe (NASDAQ: ADBE): Founded in 1982, Adobe is a multi-national computer software company that offers products for multimedia and other creative content projects. Adobe is well-known for its products like Photoshop (image editing software), Acrobat reader (a portable document format editor), Flash (a web software video editing ecosystem), and Creative Cloud (a suite of tools to create and edit content on a computer). The company also offers Adobe Animate, a design product that enables users to create animations for games, mobile apps, and the web. Users can create 2D content and then publish to multiple online platforms through the Adobe Animate product. Customers can purchase Animate as a part of their Adobe Creative Cloud subscription for $20.99 per month.[xviii] For Q3 2020, Adobe generated just over $9.4 billion in revenue, up from ~$8.2 billion in Q3 2019. The company did not disclose how much revenue it earned from its Animate product.[xix]

Unity Technologies (NYSE:U): Unity Technologies is a video game software development company best known for its Unity product, which is a product that allows users to create video games and other content. Unity can be used to create 3D, 2D, virtual reality, and augmented reality games, in addition to other animated simulations and experiences. Unity's editing tool enables users to easily switch between different tools and iterate their content, as well as previewing their work directly from the software platform. Users can start their animations from scratch with basic drawings or mockups. The company also provides animators with templates for projects when they don't have any existing material. The company reports that content made with Unity reaches three billion devices worldwide and that 50% of mobile games are powered by the product.[xx] Unity went public in September 2020 and reported revenues of $351 million during the first two quarters of 2020, up over 39% year-over-year from $252 million.[xxi]

RADiCAL: RADiCAL is a New York-based company that offers a software product designed to support modern 3D animated content. The company's Motion product enables users to upload recorded videos into 3D animations through its artificial intelligence technology. RADiCAL's software is able to create the 3D animations from these videos without forcing human participants in the uploaded video to wear any bodysuits or other hardware pieces. Users can then edit the animation from within the software platform from either a desktop or mobile device. RADiCAL offers subscriptions for as low as $8 per month for limited cloud storage (500 MB) and downloadable content created through the platform (three minutes of animation content files downloaded per month). Customers can also purchase the producer package for $28 per month (20 minutes of downloadable content per month) or the professional package for $78 per month (120 minutes of downloadable content per month).[xxii]

Reallusion: San Jose-based Reallusion is a 2D and 3D animation software company. Reallusion provides users with a suite of products that assists users in creating animated characters and avatars. The company's CrazyTalk 8 product allows users to upload an image file and then create an animated avatar. This talking avatar is focused on the animation's face, with users able to use voice and text tools to direct the animation's speech. Customers can purchase the CrazyTalk 8 standard package ($49), PRO ($149), or Pipeline ($199), with Pipeline offering the most content and storage features.[xxiii]

EXECUTIVE TEAM



Obi Onyejekwe, Co-Founder and CEO: In addition to his responsibilities at UNOMi, Obi is the COO and Co-Founder of Pixel Pirate Studio, a production company that develops animated content and mobile games for brands. Before that, he was the Founder and CEO at Nito a content branding startup, where he led all strategic efforts of the company. In June 2016, he sold Nito to AOL.[xxiv] He has worked on multi-media campaigns for large companies and major entertainment entities like Spike TV, Nickelodeon, BET, and others. Obi graduated Cum Laude with a degree in Graphic Design from Georgia State University.



Arama Brown, Co-Founder and Lead Software Engineer: Arama joined UNOMi in 2018 as the lead software engineer, where she leads all software development efforts. Prior to joining UNOMi, Arama was a solutions architect for OpenX, a Los Angeles area programmatic advertising technology company. She also has over five years of experience in software consulting for a variety of technology companies. Arama earned her Bachelor's in Finance from University of Illinois at Chicago.



Llama D'Attore, Full Stack Developer: Llama recently joined the team in October and brings extensive programming experience. Llama developed a passion for programming throughout his childhood and has since contributed code to large enterprises, open-source software libraries, and a variety of other B2B and B2C businesses. Llama is also the CEO of Sound Safari, a software that analyzes live music through a combination of machine-learning and AI that generates 3D worlds, which respond to music. Prior to joining UNOMi, he was a front-end engineer at People Walker, a website engineer at ECOBAGS, and an I/O programmer at Unisys. Llama has a Bachelor's degree in computer science and mathematics from Drexel University.

PAST FINANCING

In addition to the funding described below, SAM Venture Partners executed a warrant to purchase 2.5% of UNOMI common stock, once/if the company sells $1.5 million of preferred stock. In exchange, UNOMI's accelerator fee was waived for the Preccelerator Program (SAM Venture Partners is an affiliate) in Los Angeles, CA.

Round	Date	Amount	Security Type	Discount Rate	Interest Rate	Valuation Cap
Seed	Jan-20	$107K	Crowd Note	20%	N/A	$5M
Seed	Oct-19	$150K	Convertible Note	20%	5%	$5M
Seed	April 2019 - June 2019	$100k	SAFE	N/A	N/A	$2M
Pre-Seed	Sep-16	€32K	Convertible Note	20%	N/A	$3M

Investors: • Backstage Capital • VICOMTECH

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $428,000
Discount Rate: 20%
Interest Rate: 5%
Valuation Cap: $4 million or $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4 million or $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Fast Company: Exclusive: Meet the Startups in Backstage Capital's First Accelerator Cohort
TechWeek: UNOMI – SaaS Platform for Animators to Automate Speech Integration
Preccelerator: Preccelerator Alumni UNOMI Accepted into Backstage Capital's Accelerator

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort
[ii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/
[iii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/
[iv] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort
[v] https://www.prnewswire.com/news-releases/sam-preccelerator-program-announces-milestone-tenth-class-of-companies-300692325.html
[vi] https://www.researchandmarkets.com/research/hh3jc7/global_animation
[vii] http://www.recreatecoalition.org/wp-content/uploads/2018/02/ReCreate-Creative-Economy-Study-Report.pdf
[viii] https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/
[ix] https://www.wyzowl.com/how-much-does-animated-video-cost/
[x] https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort
[xi] https://www.prnewswire.com/news-releases/sam-preccelerator-program-announces-milestone-tenth-class-of-companies-300692325.html
[xii] https://www.researchandmarkets.com/research/hh3jc7/global_animation
[xiii] https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/
[xiv] https://www.grandviewresearch.com/industry-analysis/3d-animation-market
[xv] https://www.ibisworld.com/united-states/market-research-reports/video-game-software-publishing-industry/
[xvi] https://www.recreatecoalition.org/wp-content/uploads/2019/02/ReCreate-2017-New-Creative-Economy-Study.pdf
[xvii] PitchBook Data Inc. Downloaded September 29, 2020
[xviii] https://www.adobe.com/products/animate.html
[xix] https://www.adobe.com/content/dam/cc/en/investor-relations/pdfs/ADBE-10Q-Q320-FINAL-CERTIFIED.pdf
[xx] https://unity3d.com/public-relations
[xxi] https://www.sec.gov/Archives/edgar/data/1810806/000119312520227862/d908875ds1.htm
[xxii] https://getrad.co/upgrade/#register
[xxiii] https://www.reallusion.com/crazytalk/
[xxiv] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oomi Inc.
838 Commonwealth Ave.
Venice, CA 90291

Ladies and Gentlemen:

The undersigned understands that Oomi Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $428,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated March 12, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on June 21, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall

bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	838 Commonwealth Ave. Venice, CA 90291 Attention: Obi Onyejekwe
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: ____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

OOMI INC.
By____________________ Name: Title:

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Oomi, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oomi Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Interest rate**" is 5%.

The "**Offering Deadline**" is June 21, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Outstanding Principal. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Outstanding Principal.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $963,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related

sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

   ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Outstanding Principal under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the Company's executive office is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Oomi, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oomi Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Interest rate**" is 5%.

The "**Offering Deadline**" is June 21, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Outstanding Principal. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Outstanding Principal.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $963,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related

sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

   ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Outstanding Principal under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the Company's executive office is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck

unomi

SaaS for Animators & Video Game Developers

GETUNOMI.COM

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Challenge


Animation can be extremely time consuming[1] and costly[2] for creators and production studios.
unomi
THIS DOCUMENT IS CONFIDENTIAL

Solution

UNOMi has created automated technology and revolutionary technical tools that reduce the production time and budget.


unomi

Product: 2D/3D Lip-Syncing Application

The **UNOMi 2D/3D Lip-Sync** application automatically syncs mouth poses to voice-over recordings of each character, which can allow animators to create content at a record pace and achieve 40% of cost savings.


Ee
Oo
Th
Mm
Ah
L

Product: Motion Capture Application

Animators will be able to track human movement without a tracking suit and motion capture facility. **UNOMi** will have the capability to track full body movement from a prerecorded video.



Product: Avatar Builder Application

The **UNOMi Avatar Builder** will be built to allow users to create 3D characters with ease. They will have the ability to select the body type, clothing, hair, skin color, accessories and more. This intuitive software can allow users to create 3D characters in less than an hour. Once users are done creating a 3D character, they will be able to use the **UNOMi Motion Capture** and **UNOMi 3D Lip-Sync** software to easily animate the 3D characters.



Head
Body
Clothing
Assesories

unomi

Product: Voiceover Application

UNOMi Voiceover will be built to increase productivity and allow audiobook editors the ability to scan over 10 hours of audio for errors and allow them to make edits.



File Edit Composition View Select Help
Assets
Herry_Potter_Chap...
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Herry_Potter_Chap...
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THE DIVIDE/Robinson 15
tribe to border both the Divide and the ocean, our responsibilities are twofold. Though we are able to fish our coastal waters, fishermen must enter the water naked and tethered to shore. If evidence of our occupation was swept out with the tide, it could wash up on shore further south and be found. The water protects us, so says the Prime Law, but no one knows if the Divide can be crossed, and no one wants to find out.
I'm spotted by lookouts hidden in the trees. I don't know they're around me until I hear twin pairs of mourning doves cooing at my approach. The soft coo tells the guards on the ground that a member of the tribe is returning. Had they been crow calls, I would have been greeted by spears instead of helping hands.
Two young men rush out to greet me, their hair cut short to prevent lice and to deter ticks. Neither of them say 'hello,' or welcome me home. Despite their age, and social standing, I am still less. A shepherd. One of them lingers, eyeing my wounds, and then the lions, his eyes showing a flash of respect as he realizes who killed the beasts. Then they take the poles from my shoulders and drag my kills away. I won't see them again. I won't taste their flesh. If anything, I will be berated for consuming the heart, which should have gone to Micha or to his child-bearing wives.
Views:
Scale Sync:
Screen Scale:
Herry_Potter_Chap...
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dolor sit amet, consectetuer adipiscing elit, sed diam nonummy tincidunt ut laoreet dolore magna aliquam erat volutpat. Ut wisi enim ad minim sdfadfvasfdvasfvv
Timeline Scale:

THIS DOCUMENT IS CONFIDENTIAL

GETUNOMI.COM

Market



Global Animation, VFX, and Video Game Industry (2019)[3]
$264 billion
Global Anime Market (2018)[4]
$36 billion
Global Video Game Industry (2019)[5]
$100 billion
Global 3D Animation Market (2018)[6]
$13.8 billion
U.S. Film Animation (2020)[7]
$339 million

Go-to-Market Strategy

LinkedIn Lead-Gen

- Targeting small- to mid-sized video game developers and animation studios
- Larger animation and video game companies

Avatar Creator Funnel

- Host Avatar Creator on FxFactory
- We aim for a conversation rate of 3% for our 3D Lip-Sync and Motion Capture applications

Digital Campaign

- Produce two high-quality 3D ads
- Target animators and video game developers on Facebook, Instagram, Linked and more

Target Customers

Television and Film Studios

Netflix, Disney, Cartoon Network, Amazon

Independent Content Creators

YouTubers, Independent Artist, Animators and Video Game Developers

Students / Universities

Students and universities teaching animation and game development

Revenue Model

2D/3D Lip-Sync Minimum Viable Product *(MVP)*	Voiceover *(Coming Soon)*	Motion Capture Software *(Coming Soon)*	3D Avatar Plugin *(Coming Soon)*
(Price per seat Subscription)	(Price per seat Subscription)	(Price per seat Subscription)	(Price per seat)
• **Free Trial**	• **Free Trial**	• **Free Trial**	• **One time fee: $350**
• **Monthly:** (2D) **$34.98** (3D) **$365.80**	• **Monthly:** **$1,035**	• **Monthly:** **$1,120**	
• **Annual:** (2D) **$314.82** (3D) **$3,285**	• **Annual:** **$9,315**	• **Annual:** **$10,080**	

Product Roadmap

Q4 2020	Q1 2021	Q2 2021	Q3 2021
• Launch UNOMi Voiceover application	• Launch UNOMi Avatar Builder • Add features to UNOMi 2D/3D Lip-Sync • Improve UNOMi Voiceover	• Launch UNOMi Motion Capture	• Add foreign languages to UNOMi 2D/3D Lip-Sync and UNOMi Voiceover

Founders



Obi Onyejekwe
CEO/ Technical Founder

- Experienced entrepreneur, branding specialist, and web UI/UX developer.
- Raised $900,000 on first startup (Nito Inc.). Acquired by AOL.[8]
- Successful Creative Director for Nickelodeon, BET, Dentsu America and Tribal DDB.



Arama M. Brown
Lead Software Engineer/ Co-Founder

- Lead engineer with experience developing software that analyzes live music through a combination of machine-learning and AI to generate 3D worlds that respond to music.
- Leads the development of the OpenX Ad tech platform.



Llama D'Attore
Full Stack Developer

- Experienced developer that has extensive knowledge with 3D software tools
- Visionary creative that builds valuable products for customers and businesses

Reg CF Use of Proceeds*


5%
8%
24%
63%
Development
Marketing
Legal
Intermediary Fees

*Assuming maximum amount ($428,000) is raised

THANK YOU

GETUNOMI.COM

unomi

Sources

[1] *https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/*

[2] *https://www.wyzowl.com/how-much-does-animated-video-cost/*

[3] *https://finance.yahoo.com/news/global-animation-vfx-video-games-095402620.html*

[4] *https://www.grandviewresearch.com/industry-analysis/anime-market*

[5] *https://finance.yahoo.com/news/global-animation-vfx-video-games-095402620.html*

[6] *https://www.grandviewresearch.com/industry-analysis/3d-animation-market*

[7] *https://www.ibisworld.com/united-states/market-research-reports/film-animation-services-industry/*

[8] https://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont’d)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company’s business,
- Liability risks and labor costs and requirements that may jeopardize the company’s business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

“Lenny. Lenny, Lenny wake up! It’s time to load all the equipment.”

“Um, ok. Ya’know. You’re going to have too find yourself another charity besides me and Christine.”

"Hi. My name is Obi Onyejekwe and I am the CEO and Founder of UNOMi.

UNOMi is a software-as-a-service for animators and video game developers. Our top mission is to automate the most complex tasks in the animation and video game development process. We're doing this with our 2D and 3D lip-syncing tool that automates human speech for 2D and 3D characters for animated movies and shows.

We also have a motion capture software that tracks human movement without special cameras or a tracking suit.

So UNOMi has multiple clients, one of them being Berdhouse Studios, which is currently using UNOMI for their hit YouTube show, called *Bitcoin And Friends.*

'*Why are they running in different directions? There's more miners. Now rewards being distributed over thousands of them*.'

Now is an exciting time to join our team. We're currently raising funds through our equity crowdfunding campaign on MicroVentures. This will allow us to build out the full features of all our software packets.

So, proceeds will go to the build out of the front-end technology of our motion tracking technology. The back-end is already done, but with your proceeds, we'll be able to roll out a fully developed product and go to market. Proceeds will also go to our avatar builder. This is a 3D platform that will allow users to easily build 3D animated characters similar to what you see in video game consoles. From there they will be able to build their characters, use our motion capture software to make them move and then they'll be able to use our lip-syncing software to make them talk and expand their speech.

With our suite of software combined, this will allow university students, professional studios and independent artists an opportunity to create animated content and games easier and faster. So, a huge opportunity for them not to only to learn and improve the skills within their field but as well as generate additional revenue.

So, of course my team comprises of myself and my team of engineers. I come from the advertising and entertainment background. UNOMi is my second startup. My first startup was Nito, which was acquired by AOL. My team is a phenomenal group of engineers here in Los Angeles. And I also have a team of engineers in Spain that have an extensive background in machine-learning as well as computer vision.

We hope you will join our team by backing us on our equity crowdfunding campaign on MicroVentures."

EXHIBIT G

Webinar Transcript

Brett Andrews: Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today, we're going to be hearing from UNOMi a software company that aims to provide creators with an easier and more efficient way to create animated content. We are joined today by their founder and CEO, Obi Onyejekwe. In addition to his responsibilities at UNOMi, Obi is the COO and co-founder of Pixel Pirate Studio, a production company that develops animated content and mobile games for brands. Before that, he was the founder and CEO at Neato, a content branding startup where he led all strategic efforts of the company. In June 2016, he sold Neato to AOL. He has worked on multimedia campaigns for large companies and major entertainment entities like Spike TV, Nickelodeon, BET, and others. Obi graduated Cum Laude with a degree in graphic design from Georgia State University. How are you doing today Obi?

Obi Onyejekwe: Doing pretty good.

Brett Andrews: Great. Yeah. Thanks for joining us. I'm excited about this one. For folks who may or may not know, this is actually the second time MicroVentures has worked with UNOMi on a race, so we're really excited to be working with him again and to do this webinar.

For those of you who may be new to these or have not tuned in to a webinar of ours in the past, I'll real quick run you through the format. So Obi is going to spend about 10 or 15 minutes going through his presentation on UNOMi. Hopefully you can see the first page of his slide deck on your screen.

So he's going to go through that presentation, and during that presentation, if you have questions, you can feel free to submit those. If you go over to your go to webinar control panel, you'll see a tab titled Questions. You can feel free to submit those during the presentation or after. Once he gets done with the presentation, we'll go into Q&A. And by the way, those questions will just come in on my end, and I will do the moderation of the Q&A portion of this. So with that, Obi, I'll let you take it away and introduce everyone to UNOMi.

Obi Onyejekwe: Okay, perfect. Hey guys. So as you know, my name is Obi Onyejekwe, I'm the CEO and founder of UNOMi. So UNOMi is a software, it is a service for animators and video game developers. So our top mission is to automate the most complex task in animation and video game development process and make it easier to develop content for all content creators in the industry.

So in general, animation and video game development is extremely time consuming and expensive. So animated movies cost well up to hundreds of thousands of dollars, animated shows starting as low as what, $3,000, I mean $3 million, well up to $6 million per season’s worth of animated content.[i] So UNOMi is solving this by creating an automated tool, automated technology, that will revolutionize the industry by automating the most complex task and reducing time and budget for production.

So we started this by launching our 2D and 3D lip-synching tool, which is on the market now, and you can see examples of this on our website. So UNOMi does 2D and 3D lip-synching, automated lip-synching for 2D and 3D animated characters. So instead of animators having to do this by hand, UNOMi automates the whole process. So just to put it in perspective, about 30 seconds of animation by hand would take probably your top level animator about two days, two or three days to do.[ii] And if that's 3D animation, it takes them about two to three weeks, where UNOMi does it in seconds. So of course, once UNOMi pumps out the actual final files, they're able to take it to any perspective program that they're currently using and implement it into their software. So users don't have to stop using what they're currently using, so they could keep using Adobe Animate, Toon Boom, or any other 3D program or 2D program and go from there. And then with 3D easily works with Maya, Cinema 4D and 3D Studio Max.

Our other application that we're currently working on is our Markerless Motion tracking technology. So this will be ready in 2021. We're developing currently right now, it's close to completion. So instead of users having to go to a green screen stage with a tracking suit, you simply record each other sword fighting or doing a back flip in your living room or your backyard. And then from there, you can load the footage into UNOMi and automatically track the human movement.

What differentiates us from the market in this space is we're going to have the ability to have people track multiple people versus just one. And so, like I said, this will be ready. And then you can also see examples of this on the MicroVentures website for UNOMi or the getunomi.com website.

Then we also have our avatar builder. So this is a software similar to creating an avatar in Fortnite or any other video game. You could select their body type, skin tone, hair, clothes, everything, and create your own individual avatar. This will be featured as a plugin in Adobe's After Effects and Premiere, as well as Apple's Final Cut.

And so, yeah, users will easily be able to create their 3D character, similar to, like I said, in any other video game. And then the beauty is here is they'll be able to use the motion capture software to make them move, and then our lip-synching software to easily make them talk. So all these tools combined will allow you to make a 3D animated character or show in minutes, if not seconds, that could be premiered on a professional show or a YouTube channel where they create original content.

So the last part we're developing that's about to be done in the next two weeks is our voiceover application. So UNOMi voiceover automates the QA, or quality assurance, in developing or producing audio books. So what many don't know is the pain point with audio books is once the recording is done, they have to hire somebody to go through over 10 hours of audio book recording and make sure that the voiceover artist's audio matches up with the script.

Now, believe it or not, there's actually a lot of errors that you get, especially reading over 10 hours of audio book. And so they have to hire people, multiple days to track this. And they literally have to just listen to it every single minute or hour of the audio book and flag all those errors. And then from there, those errors are sent back to the editor and the soundstage where they'll re-record those errors, where UNOMi will actually automate this whole process. So that tool is done just about now. We're just making a final couple tweaks and then we'll be launching in the next couple of weeks from there. But yeah, this tool saves quite a bit of time and money for the industry and will allow audio book production companies to scale up and produce content a lot cheaper and faster.

So our market size, it's about a $37 billion market overall for software dedicated to creating animation and video games.[iii] So we're going after our first group, which would be the animation studios. And then from there they would, each studio of course be ordering multiple seats of the software. So instead of just ordering one seat, they'd actually order a while up to 20, 35 seats, depending on the size of the studio.

Then our next group are independent animators.So we'll be going after that demographic as well. And then we'll also have the universities that teach animation and video game development. and we'd be reaching out to them as well to implement UNOMi into their system for education. So you're probably looking at 2,000 seats for 3D department, motion design, 2D animation, and probably special effects as well.

And then our go-to market strategy. So right now we've been using lead gen to get a lot of our customers. And on top of that, I have a lot of connections to animation and video game development industry. So reaching out to a lot of people who I already know and locking in those deals. And once we raise our next round, we'll also move on to a ClickFunnel to reach out to multiple industries online. We're also going to be locking a deal with FX Factory with our avatar creator, which will allow them to handle enterprise sales for us. So we've used them before on smaller projects or smaller plugins. And so by using them, we'll be able to scale rapidly. They have outreach of well over a million users on their platform.

So, and then from there, once we've gained that scale, then we'll move on to a digital ad campaign, which will target animators and 3D content creators in the industry. And of course those ads would be featured on LinkedIn, Facebook, Instagram, and the general ad market.

So our target customers, as I said before, of course the television animation studios. We're currently reaching out to them now, and some of them are demoing the software. And then of course, independent content creators. We're currently talking to a lead YouTube channel right now. I literally have a meeting with them today on featuring UNOMi as a tool for their users on their platform. So, they're similar to maker-studios, but the animation version. So they have over 700,000 plus content creators on their platform. So if we're featured, we'll be

presented to all of them. And of course it would be as part of the deals we're going to give them discounts for everybody on their platform.

And like I said, the students, universities are our top goals as well. Benefit there is the massive number of seats that the universities would order as well. And of course, we'd have a next generation of content creators that'd be accustomed to our products and would ultimately be our champions in the growing content creation world as they graduate.

So our revenue models, how we make money. So of course we'll have free trials for all our software. And then from there, we'll have a monthly license and an annual license. And with the annual license, it gives them on average about a 25% discount if they go that route. And then of course they have the option to go monthly if they choose to. And so of course, with the 3D lip-synching monthly, 2D's about $34.98. And of course, the 3D is $365, just because it saves, it's a bigger pain point on the 3D side. Voiceover will start around about $1,000 a month. And then of course, annual is close to about $9,000. And then motion capture will be around a $1,000 as well, and then annual around $10,000. And then of course, avatar creator plugin will be a flat fee of $350, but the beauty here is as we scale and as we grow avatar creator, we'll have other versions of it. So we'll probably eventually roll out a monster pack or animal pack where users could mix and match fairs to be characters that they want to build. And so we'll just scale the company up on that end.

So our roadmap. Like I said, we've already launched our 2D, 3D lip-synching software, which is already on the market. We're about to launch our voiceover application in the next two weeks. And then motion capture will be ready beginning of 2021. And then we'll also have our avatar creator developed in 2021 as well. And then from there, towards the end of 2021, we'll be rolling out multiple languages for our 2D and 3D lip-synching. So that way people will be able to handle lip-synching for Spanish, Portuguese, and quite a few other languages as well.

Our founders. So of course, myself as CEO. I come from the animation and entertainment background. Like I said before, have a previous exit with a startup called Neato, which is acquired by AOL. And now of course focusing on UNOMi. And then Arama Brown is our lead software engineer. She has extensive background for developing machine learning and AI. And then Llama, our full-stack developer, who's our lead engineer for all our 3D products. And he has extensive background on developing 3D tools in the industry as well.

So our top focus and proceeds will definitely go to development, rolling out all the features that are currently being requested by our current users. And then of course the next being marketing, so scale up the company. And then legal to handle all other deals that we are working on currently. And then just internal fees to kind of keep the company running as well. Thank you so much. And let me know if you have any more questions

Brett Andrews: Appreciate it Obi. We did have a few people join late. So if you do have any questions, we've got a few here already, but if you have any questions for Obi, please submit them in the Questions tab on the GoToWebinar control panel, and we'll get those answered. So I wanted to just start off first and just learn a little bit, or hopefully you could share a little bit, about how you got involved in this. You mentioned, and I went through the bio and then you mentioned again on the team side that you had a successful exit already to AOL with your past startup. And then touched on your involvement currently with, I believe it's pixel pirate studio. So was this a problem that you were running into with your respective businesses. And so then you felt like you just needed to get out there and solve it? Or can you just share a little bit about the origin story?

Obi Onyejekwe: Exactly. Yeah. I mean, we were literally working on a music video and I think the client wanted the characters to be rapping. And we looked into it and we were like, wow, if we do it by hand it would be way too expensive. I think at the time it would have been an additional $15,000 just to have that lip-synching done.

And so we were looking for automated tools and none of them worked properly and the team didn't like any of them. So I was like, okay, this is definitely something we need to tackle. And of course with motion capture, same thing. It just got to the point that with motion capture we needed to get it done quickly and efficiently, where the mo-cap stages were just a bit too expensive for a lot of our clients. So yeah, a lot of this was just solving our own pain points.

Brett Andrews: That's interesting. I think that's how a lot of great businesses are started. And one of the things that I think is interesting here, and this will lead into a question that we had submitted, I don't know if you guys would put yourself in this category, but there's been sort of this explosion recently of what people would refer to as low-code or no-code type businesses where you're allowing people who maybe don't have technical engineering expertise to do things like build websites or program software fairly easily. It seems to me that this is actually doing that in a different market, but is very similar in that sort of plug and play. And you're not only lowering the cost, but you're providing a skillset to suit people who may not have otherwise had it, which leads me to believe that your addressable market could end up expanding if there's people who would have never even attempted to do any sort of animation.

Obviously you've got the people who are currently in the business where this solves a pain point and limits costs, but others who might not have even thought about doing something on an animator side and now have access to. So kind of porting into the question here that we had is, do you see the product could be available to the general consumers in the market? For example, if in the future someone has a Disney plus subscription, could this be incorporated and allow consumers to create their own short videos?

Obi Onyejekwe: Yeah, absolutely. So basically it's already kind of starting. So once we launch, editors who aren't accustomed to animation art will have this ability in Final Cut.

So that's the first stage of where it's going to start. Of course, down the line, when we go a bit more mobile, we'll have that ability for users further down the line.

Brett Andrews: Great. Yeah. And then that leads us to another question we had about sales process. So you went through, you had a slide where you talked about the different customer cohorts, so there's the animated studios, independent animators, and the universities. I would imagine because each one of those types of customers has sort of different needs, or maybe they viewed the product as sort of a different selling point or different value prop, can you kind of break down the difference from a sales process on how you guys handle each one of those cohorts? And if there's any sort of sales cycle that you're starting to see from the time, let's say if it's a university, from the time you kind of make an initial connection or get a foot in the door to when it really gets serious for them wanting to order a seat or a number of seats.

Obi Onyejekwe: Exactly. So with universities and studios, it's definitely an enterprise sales process. So it's definitely basic outreach, multiple meetings, them trying it out, testing it out. And then from there, the cycle for universities is definitely a lot quicker than, I mean, the cycle for studios is definitely a lot quicker than universities. Universities, you're probably talking, it's probably more of a six months to a year process just because you have to get it in Q1 or end of Q4, approved Q1, implemented. Where a studio could say yes at any point.

And then the beauty of both universities and studios is they do annual only. They don't do monthly. They generally want to lock it in and work with their fiscal budget overall. So that's generally the process for those guys.

Individuals, generally basic marketing and word of mouth are kind of work with them. So once they see it and they see video and they understand it, they're pretty much locked in and all groups can easily just go to the website, create an account and download the software and go from there.

Brett Andrews: Great. Yeah, and I think that those annual subscriptions that you touched on, I think, are obviously very, very helpful for a startup from a cashflow perspective. So that helps a lot, I imagine. And then on that sales process, just with regards to your team, so you touched on, you had the team slide there, are you the one that's mostly managing, at least on the enterprise side, the relationships between the end consumer or the end users or your customers essentially in terms of getting them onboarded and actually closing the sale?

Obi Onyejekwe: Absolutely. Yeah. I pretty much start off with the sales process, and then our engineering team will kind of work with them on any troubleshooting or issues that they may run into.

Brett Andrews: Got it. And then we had a question about competition. So the question specifically is, is there any competitor that offers similar products? So maybe you can just talk about the competitive landscape as you see it on the whole.

Obi Onyejekwe: Yeah. So we have, it's weird. Our competitors are kind of all over the price place. And this is part of the reason that sets us apart. So yeah, we have Adobe and a couple of, like Toon Boom when it comes to the lip-synching for 2D. But our lip-synching tool is getting more advanced the more and more we develop.

And then for Mo-Cap, we definitely have other competitors in the realm, but we start to separate from them pretty drastically once you start looking at the front end and who our target market is. So we're definitely going for more of individuals, emotion designers, animators, and content creators that are in the field now. So we're pretty much geared for actual studios that are going to be making some of the Disney content or the Nickelodeon content that you see, and a lot of work is actually outsourced to these studios overseas and in the U.S. So we're kind of going after that market first. So our front end starts to look a lot different from our competitors, and the accuracy so far that with what we've seen is far more advanced than our competitors as well.

Brett Andrews: I would imagine accuracy is a big component to this, right? Because, I mean, like all artists, I'm sure animators are the same way where you want to make sure that you're not losing the integrity or quality of the product. And when they're calculating that ROI of, should I spend the money on doing this by hand or paying somebody to do this by hand, or should we automate it or get a tool like this to help, to help automate it, we don't want to lose out on the quality. So I think that's a good point there,

Obi Onyejekwe: Exactly. That's their top thing, is if you want to go after that market, it has to be of quality or else they won't use it.

Brett Andrews: I can imagine that. And then we had a question about the current environment. So just addressing COVID-19, we've had this question on many of the webinars that we've been doing over the last year, which is not a surprise at all. So has there been an impact on your business due to COVID-19? And if so, to what extent?

Obi Onyejekwe: If anything, it's made things better. I mean, COVID is definitely a huge tragedy for all of us, but it has helped UNOMi a bit. It's definitely created a huge demand in animation and animation development, just because now that things are shut down, animation's pretty much the only real content that you can produce on a consistent basis. And our team has always been remote. So we didn't have to worry about shutting anything down or losing money from office space. So, yeah, we've been pretty solid there. And by everything being shut down, honestly, it's allowed us to be laser focused on getting a lot of stuff done and done quickly.

Brett Andrews: Right, yeah. I mean, I talk to companies every day for a living, and I think the ones that had been working remotely previously, and certainly those that are in the software space have been in a much better positions than some of those that weren't as fortunate. So no, that's good to hear.

Okay. Last couple of questions here. I'll sort of make this the last call for anybody who wants to ask another question to Obi before we sign off here. But this was on the use of funds. So I know the way that we set up these raises, if people aren't aware, is we've got a minimum threshold, and then a maximum in both of those. We set up a use of funds. And I'll also just remind people that I will point you guys to the campaign page, where you can find out more information on the business.

And actually, while I'm addressing that, if you go into the chat, if you're listening to this live, there's a link there that you should see, and you can click on that, and I'll actually take you straight to the campaign page. But I'll give you the direct URL before we sign off here.

But going back to the question about the use of funds, I think you for the maximum, which is what you have in the slide deck, a good bit of that is development. And the question, I think what it's asking is with regards to that development, is this just doubling down on the current roadmap that you guys have laid out, or is it new products that you see on the horizon?

Obi Onyejekwe: Yeah, so the only new product would be the Avatar Creator. Everything else would be updated features on a 2D Lip-Synching and 3D Lip-Synching. So adding additional features that have been requested from users, as well as Mo-Cap, just adding additional features there. So, yeah, it's almost split 50-50 where some of it's going to go to definitely new product, and then the rest will be updated features based on user feedback.

Brett Andrews: Got it. I'm sorry, though. There was a last piece of that question too, and it was about whether or not you plan on bringing on new hires. So if maybe you can just answer that question yes or no. And if the answer is yes, what are you looking at as the next few roles that you would bring on when you have the proper funding?

Obi Onyejekwe: Yeah. Once we have the proper funding, we definitely expect to bring on at least three more engineers, and then down the line about probably two enterprise sales reps starting. And then hopefully things go well and we keep ramping up from there.

Brett Andrews: Got it. Sounds good. And then this is the last one. I'll address it. So the question is what's the three-to-five year outlook? And is there plans to sell or merge? Before I let you address the question Obi, I do want to say that due to Reg CF regulations, we got to avoid any sort of forward looking statements. And so just with that out of the way though, Obi, maybe if you want to just talk about what you see as the larger landscape and potential sort of exit strategy for the business as you guys continue to grow and execute.

Obi Onyejekwe: Yeah. I mean, our top mission is definitely be a ubiquitous tool for content creators in the animation and video game development space. And we definitely want scale to the point that we're in the top studios globally and being used for a lot of the top animated shows and video games. And then from there is the exit

potential or possible? It definitely is. So yeah, we're pretty much scaling this company for that level of success.

Brett Andrews: Got it. I think that's super helpful. And with the way that your business model is set up, you have enough people that are paying you recurring revenue, and that's always going to be attractive to companies who are looking for an accretive acquisition.

So that's going to do it for the questions here. So real quick, before I give you the final thoughts, Obi, I just want to first thank everybody for joining us today and listening in. And even if you're listening to this recording, which will be going up on the campaign page, we really appreciate that. If you're looking for more information or you have questions that come up, or if you are listening to the recording and a question pops up that you weren't able to ask Obi, then I'd encourage you to do a couple things. I guess first, just go and check out the campaign page that we do have on the MicroVentures website. So the direct URL is invest.microventures.com/offerings/UNOMi-II. Because this is the second time we've been working on this. So that's Roman numeral two. You can also go to microventures.com homepage and you can click on the Invest tab up at the top right, scroll down until you see the tombstone for UNOMi and you can click on that and it'll take you to the same place.

And for those of you that are live, like I said, there's a link in the chat as well. And when you get to that page, there's a whole host of information that our team and in cooperation with Obi put together to outline the opportunity. You've got the terms listed there of the investments. You've got the executive snapshot. There's a video that the team put together, the slide deck that Obi went through today is also listed there. I believe there's some perks as well that you can also check out. And then there's a discussion forum down at the bottom. So if you do have more questions after we get out of here today, then I'd encourage you to feel free to ask the questions there. Obi has been doing a good job of responding to those. And so if you do have anything that pops into your head after we sign off, then that's probably the best place to go.

And then of course, lastly, if you'd like to participate on this as an investor, that is the point of the webinar and this campaign altogether. So on that same campaign page, there is an orange Invest button up in the top right. You can click there. If you already have an account with us, you probably know how the process works. If not, you will need to sign up and create one. And we'll just walk you through the process of joining what these guys are building. So that's going to pretty much do it on my end. So Obi, is there any kind of final thoughts you want to share or any place you want to point them for more information?

Obi Onyejekwe: Yeah. I mean, I think thanks for attending, and yeah, feel free to go to the website where you can see all our latest developments, especially our blog. You'll be able to see the latest video of our motion capture software in action. So yeah, that's about it.

Brett Andrews: Great. Well, I really appreciate your time today, Obi. I know you've got a lot of executing to do, so it means a lot that you took some time out to share more about this. And thanks to everyone who did log in. I know we're kind of in the busy holiday season, and not to mention the year that we found ourselves in. So it definitely means a lot that you guys took some time out of your day join us and learn more about the company. So with that, thanks again for joining us, and I hope everybody has a great day and great rest of the week. Thanks, Obi.

Obi Onyejekwe: Thank you.

Brett Andrews: All right. Talk soon.

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[i] https://moneyinc.com/costs-animation-shows-2-million-make-single-episode/
[ii] https://www.studiopigeon.com/blog/how-long-does-it-take-to-produce-an-animation/
[iii] https://www.grandviewresearch.com/industry-analysis/anime-market